Exhibit 99.1

China Yuchai Appoints New Principal Independent Auditors

Singapore, Singapore – March 13, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its Board of Directors, upon the recommendation of the Audit Committee, has decided to appoint Ernst & Young LLP, Singapore (“E&Y”) as its new principal independent auditors subject to approval by shareholders at its forthcoming Annual General Meeting scheduled for April 17, 2009 (“AGM”). A copy of the Notice of AGM together with proxy form has also been submitted on Form 6-K to the United States Securities and Exchange Commission.

The decision to change the Company’s principal independent auditors from KPMG LLP, Singapore (“KPMG”) to E&Y followed the decision by KPMG not to stand for re-election at the forthcoming AGM. In addition, a detailed review of the Company’s audit process by the Audit Committee together with the Board also suggested that a change is desirable for cost effectiveness and would improve the efficiency in the Company’s financial reporting compliance. KPMG’s resignation will become effective at the AGM if the appointment of E&Y is approved.

The Board and the Audit Committee would like to express their appreciation to KPMG for their services provided.

About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com